SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Table of Contents

List of Press Releases Filed by Globe Telecom, Inc. (‘Globe’) with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange

Documents attached hereto:

i)	A press release dated 21 August 2003 regarding the final decision of the National Telecommunications Commission allowing Globe to integrate its wireline and data operations under its wholly-owned subsidiary, Islacom Communications Co., Inc. (‘Isalcom’)
ii)	A press release dated 25 August 2003 regarding the approval by the Philippine Securities and Exchange Commission of the change in name of Islacom to Innove Communications, Inc. (‘Innove’)
iii)	A press release dated 25 August 2003 describing the major changes in the integration of Globe’s wireline business under Innove

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CM 020
Globe Telecom

21 August 2003

SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA Greenhills

Mandaluyong City, Metro Manila

Attention :

PHILIPPINE STOCK EXCHANGE, INC.

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention	:	MR. JOSE CERVANTES
Senior Vice President

MR. JASPER D. ZABALA
Disclosure Department

Gentlemen :

We hereby disclose that on 22 August 2003 the Decision of the National Telecommunications Commission in NTC Case No. 2003-077 permitting Globe to integrate its wireline and data operations under its wholly-owned subsidiary Isla Communications Co., Inc. (“Islacom”) becomes final.

Under the said Decision, the NTC approved the transfer of the local exchange and wireline data services, and their related assets, rights and obligations and liabilities under subscriber contracts, from Globe to Islacom. The NTC also approved the common usage, operations and maintenance of the network elements of Globe and Isla to effect the smooth transfer of the service and to ensure no disruption in interconnection with other carriers while the transfer is being effected.

Other appropriate legal steps will be taken to complete the integration of the LEC and data services under Islacom.

Very truly yours,

ATTY. RODOLFO A. SALALIMA

Assistant Corporate Secretary

CM 020
Globe Telecom

AUGUST 25, 2003

PHILIPPINE STOCK EXCHANGE, INC

Phil. Stock Exchange Centre, Exchange Road

Ortigas Center, Pasig City, Metro Manila

Attention:	MR. JOSE G. CERVANTES
Senior Vice President

MR. JASPER D. ZABALA
Disclosure Department

- and -

SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills

Mandaluyong City, Metro Manila

Attention	:	MONEY MARKET OPERATIONS DEPARTMENT

Gentlemen:

We hereby disclose that the Securities and Exchange Commission today approved the change of name of Globe’s wholly-owned subsidiary Isla Communications Co., Inc. (“Islacom”) to Innove Communications, Inc.

Very truly yours,

ATTY. CARIDAD D. GONZALES

Head, Legal Services Division

August 25, 2003

Press Release

GLOBE TELECOM DISCLOSES INTEGRATION OF WIRELINE

BUSINESS UNDER INNOVE

Globe Telecom disclosed today the approval by the Securities and Exchange Commission (SEC) of the change of name of Globe’s wholly-owned subsidiary Isla Communications Co., Inc. (“Islacom”) to Innove Communications, Inc.

The move is in line with Globe’s strategy to integrate and focus its wireline business under the umbrella of Innove.

In a prior disclosure, Globe had also disclosed that the National Telecommunications Commission (“NTC”) on 07 August 2003 approved the transfer of Globe’s wireline business to Innove.

The NTC also approved the common usage of the network assets of both companies to ensure a smooth transition while the transfer is being effected. Innove, however, remains a 100% subsidiary of Globe.

Innove will continue to market and sell the Globelines and GlobeQUEST services, while Globe Telecom will continue to focus on the wireless segment of the business.

With this development, Globe management believes both Globe Telecom and Innove will be better positioned within their respective businesses to meet the challenges of the increasingly competitive telecom environment and maximize opportunities through a focused approach to each segment of the business.

Details of the integration will be formally announced as the company moves through the different phases of this operational reorganization.

For Reference             :           Jones T. Campos/Cynthia H. Evidente

                                                   Public Relations Division

Tel. Nos.                       :          730-2626/730-2629

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ DELFIN C GONZALEZ, JR.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: August 26, 2003

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